Hollysys Automation Technologies to Provide Its Ground-based
High-Speed Railway Signaling System to Qinhuangdao-Shenyang Line

Beijing, China – September 14, 2010 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that it has won the bidding to supply its ground-based high-speed rail signaling system for the Qinhuangdao-Shenyang high-speed railway line. The contract value totaled approximately US $11.8 million, or RMB 79.5 million. Qinhuangdao-Shenyang Line connects Qinhuangdao in Hebei province and Shenyang in Liaoning province, with 404 km in total length.

Pursuant to the terms of the contract, Hollysys will supply its ground-based high-speed rail signaling system, including Train Control Centers (TCC), Temporary Speed Restriction Servers (TSRS), Line Side Electronic Unites (LEU) and Safe Information Data Network to Qinhuangdao-Shenyang Line with a designed traveling speed of 200-250 km/h. The project is scheduled to be completed in December 2010.

Dr. Changli Wang, Hollysys’ CEO and Chairman of the Board, commented, “We are very pleased to have won this bidding to supply our ground based high-speed rail signaling system to the Qinhuangdao-Shenyang high-speed railway line. It is the quality of our products, brand-name recognition, and speed to delivery under a tight schedule that played an important role in winning this project. We will continue to leverage on our core competency demonstrated in our track record to take our fair share in China’s high-speed rail build-out. ”

Following the bid win, Hollysys has entered the contract signing process with the pertaining department of Ministry of Rail of China, which normally takes a few weeks to a few months.

About Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC) for industrial sector, high-speed railway signaling system of TCC (Train Control Center) and ATP (Automatic Train Protection), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

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Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements. ###

Contact information:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
+86-10-5898-1386 / +1-646-593-8125
investors@hollysys.com